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                                                                     Exhibit 99

[Midwest Grain Products Logo and Address]

News Release

FOR IMMEDIATE RELEASE:  MIDWEST GRAIN REPORTS SIGNIFICANT  INCREASE
                        IN THIRD QUARTER EARNINGS

         ATCHISON, Kan., May 8, 2000--Midwest Grain Products, Inc. (MWGP), today reported that the company's net income for the third quarter of fiscal 2000 climbed to $1,607,000, or 18 cents per share, significantly overshadowing the prior year's third quarter net income of $232,000, or 2 cents per share. Sales for the period, which ended March 31, 2000, were $57,656,000 compared to sales of $56,958,000 for the third quarter of fiscal 1999.

         For the first nine months of fiscal 2000, the company had net income of $3,921,000, or 43 cents per share, on sales of $172,593,000, compared to net income of $2,328,000, or 24 cents per share, on sales of $162,813,000 for the first nine months of fiscal 1999.

         According to Ladd Seaberg, president and chief executive officer, the third quarter earnings improvement resulted primarily from increased demand for vital wheat gluten, specialty wheat proteins and wheat starches. Lower raw material costs for grain on a per unit basis also had a favorable impact on the quarter's results, he noted. The company's third quarter alcohol sales, meanwhile, continued to be subjected to tight market conditions, squeezing selling prices below levels of a year ago. However, Seaberg reported, alcohol sales currently are benefitting from increased demand and improved pricing in the fuel grade sector.

         Seaberg also reported that steady growth is expected to continue in sales of the company's value-added wheat-based ingredients, which are produced and marketed for use in a variety of food and non-food applications. "These products, consisting of specialty and modified proteins and starches, hold tremendous promise and are the focal point of our long-term growth strategies," Seaberg said. "They continue to effectively prove their ability to satisfy evolving needs in the marketplace such as helping customers meet growing demand for products that offer greater consumer convenience, selection and quality."

         To strengthen the company's sales capabilities, "we are fortifying our marketing operations with an enhanced organizational structure that should allow us to more effectively and rapidly move our products, particularly our specialty proteins and starches, into a higher growth mode," Seaberg stated. "Measures we are taking include the creation of an executive vice president's position to oversee the development and implementation of all marketing and sales programs, and the addition of experienced formulation scientists to assist our sales personnel in providing enhanced technical support services to customers. Additionally, we intend to actively explore possibilities for future acquisitions and/or relationships that would complement our growth strategies, add to our profitability and help strengthen stockholder value," he said.

         "In the immediate future," Seaberg continued, "we expect fuel alcohol demand to remain at or near the current higher level through the summer months when motor fuel usage in this country typically climbs." He added that grain-based fuel alcohol, or ethanol as it is commonly known, has

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recently gained  increased favor in the marketplace as "the safe,  effective and logical answer" to the nation's gasoline oxygenate needs. This has resulted from the Environmental Protection Agency's recent proposal to phase-out MTBE, a synthetically-derived oxygenate, as the result of health-related environmental concerns. Seaberg also pointed out that prices for corn, which is used in the alcohol production process, have nudged up due mainly to concerns about dry soil conditions in sections of the nation's grain belt. As a result, improvements in fuel alcohol prices could be partially offset, he noted.

While continuing at a higher rate than was experienced a year ago, sales of the company's vital wheat gluten have slackened some since the end of the third quarter, Seaberg reported. "Although the nearly two-year-old quota on imports of foreign gluten has helped alleviate some of the severe effects of excessive, artificially-priced shipments from the European Union, we have seen a substantial rise in gluten shipments from other parts of the world, most notably Poland," he said. "Furthermore, with the opening of the third year of the quota on June 1, the market could be immediately inundated with imports as individual producers race to beat quota limits placed on their respective countries." Seaberg indicated that a stabilization or lowering of grain raw material costs could help counter these conditions in the gluten market.

Seaberg added that actions to improve the effectiveness of the quota presently are being pursued in Washington. "While there is no certainty as to when or to what extent additional steps might be taken, further action on this issue would reinforce the intent of the quota to help create a more level and stable playing field in the gluten market," Seaberg stated. "Additionally," he said, "it would demonstrate to the American public and to current and future trade partners that the United States is sincere about enforcing necessary safeguard measures to preserve fair trade.


This news release contains forward-looking statements as well as historical information. Forward- looking statements are identified by or are associated with such words as "intend," "believe," "estimate," "expect," "anticipate," "hopeful," "should," "may" and similar expressions. They reflect management's current beliefs and estimates of future economic circumstances, industry conditions, company performance and financial results and are not guarantees of future performance. The forward-looking statements are based on many assumptions and factors, including those relating to grain prices, gasoline prices, energy costs, product pricing, competitive environment and related marketing conditions, operating efficiencies, access to capital and actions of governments. Any changes in the assumptions or factors could produce materially different results than those predicted and could impact stock values.

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